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MAR - 1 2017
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Investment Management Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

San Antonio (City) TX (State) 78288 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kirsten Register (210) 260-5724
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 West Houston Street, Suite 1700 (Address) San Antonio (City) TX (State) 78205 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kirsten Register, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Investment Management Company, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE MARY MALDONADO
My Commission Expires
June 13, 2018

NOTARY PUBLIC STATE OF TEXAS

Rose Mary Maldonado
Notary Public

Signature

Vice President, Controller
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USAA INVESTMENT MANAGEMENT COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

EY
Building a better working world

Ernst & Young LLP
Frost Bank Tower
Suite 1700
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
USAA Investment Management Company

We have audited the accompanying statement of financial condition of USAA Investment Management Company (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of USAA Investment Management Company at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2017

USAA INVESTMENT MANAGEMENT COMPANY
Statement of Financial Condition

December 31, 2016

(Dollars in thousands, except share amounts)

Assets		
Cash and cash equivalents	$	104,063
Receivable from clearing organization		81
Receivable from related parties		903
Software and equipment, at cost, net of accumulated depreciation and amortization of $54,462		38,642
Advisory fees receivable		15,319
Current income tax receivable		317
Other assets		1,591
Total assets	$	160,916
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to clearing organization	$	6,014
Payable to related parties		31,735
Accrued personnel expenses		14,243
Current income tax payable		178
Deferred income tax payable		4,291
Accounts payable and accrued expenses		11,426
Securities sold, not yet purchased, at fair value		3
Total liabilities		67,890
Stockholder's Equity:		
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding, voting		1
Preferred Stock, 50,000 shares authorized; 0 shares issued and outstanding		—
Additional paid-in capital		76,312
Retained earnings		16,713
Total stockholder's equity		93,026
Total liabilities and stockholder's equity	$	160,916

See accompanying notes to Statement of Financial Condition.

(1) Nature of operations and basis of presentation

USAA Investment Management Company (IMCO), (also referred to as we, our, or us, unless otherwise denoted), is a wholly owned subsidiary of USAA Investment Corporation (ICORP), which is a wholly owned subsidiary of USAA Capital Corporation (CAPCO), which is in turn a wholly owned subsidiary of United Services Automobile Association (USAA).

We are a registered investment adviser with the U.S. Securities and Exchange Commission (SEC) under the Investment Advisers Act of 1940, as amended, a registered securities broker-dealer with the SEC under the Securities Exchange Act of 1934 (Exchange Act), as amended, and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). As a broker-dealer and investment adviser, we offer services, principally, to individuals eligible for membership in USAA or its affiliates, primarily active duty, retired, or honorably discharged United States military personnel and their families. Additionally, we serve as the underwriter and distributor of the USAA mutual funds.

Pursuant to a Fully Disclosed Clearing Agreement (FDCA) with National Financial Services, LLC (NFS), a Fidelity Investments Company, we are an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with NFS, a clearing broker-dealer. On behalf of IMCO, NFS provides custody, trade execution, clearing, and other brokerage-related services for IMCO brokerage accounts. Pursuant to a Secondary Clearing Agreement (SCA) among IMCO, USAA Financial Advisors, Inc. (FAI), our affiliate, and NFS, FAI introduces brokerage customer accounts to us and we, in turn, introduce the accounts to NFS. FAI is a registered broker-dealer with the SEC under the Exchange Act, as amended, and is a member of FINRA.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

(2) Significant accounting policies and pronouncements

(a) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments that have an original maturity at purchase of three months or less.

(b) Securities transactions

Proprietary and customer securities transactions are reported gross on a settlement date basis. Recording such transactions on a trade date basis would not have resulted in a material difference from that recorded in the Statement of Financial Condition.

At December 31, 2016, securities owned, at fair value of $70 included in *Other assets,* and *Securities sold, not yet purchased* of $3, which consists primarily of equity securities and shares of regulated investment companies, are carried at fair value.

Securities sold, not yet purchased represents our obligation to deliver through our clearing broker, NFS, the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices.

Included in securities owned and *Securities sold, not yet purchased* are our error inventory and fractional share inventory accounts. Securities in our error inventory account at December 31, 2016 were covered on the next trading day. We review our fractional share inventory and sell fractional shares whenever possible.

(c) Software and equipment

Software and equipment consists primarily of purchased and internally developed software. Certain internal software development costs are capitalized to the extent of external direct costs of services consumed and salary costs relating to employees' time spent on the software project during the successful application development stage.

Purchased software and capitalized costs related to internally developed software are amortized over their useful lives (typically three years) using the straight-line method. Certain costs incurred during the application development stage related to internally developed software are capitalized. Costs are expensed as incurred during the preliminary project stage and post implementation stage. External direct costs incurred for materials and services used in developing or obtaining internal-use computer software and payroll and payroll related costs for employees who are directly associated with the internal-use computer software project are capitalized. Amortization of capitalized costs begins when the software is ready for its intended use.

Capitalized software costs are evaluated for impairment whenever events or changes in circumstance indicate that the carrying amounts of the assets may not be recoverable. An impairment loss is recognized if the undiscounted cash flows of the asset are less than the corresponding carrying amount. An impairment loss meeting the recognition criteria is measured as the amount by which the carrying amount for financial reporting purposes exceeds the fair value of the asset.

(Dollars in thousands)

(d) Advisory fees receivable

Advisory fees receivable consists of the monthly accrual of amounts earned for the management of customer advisory accounts. Advisory fee revenue is recognized in the month the services are provided and settled the following month.

(e) Income taxes

IMCO is included in the consolidated federal income tax return filed by USAA. Taxes are allocated to the separate subsidiaries of USAA based upon a tax allocation agreement, whereby subsidiaries receive a current benefit to the extent that their losses are utilized by the consolidated group. Separate company current taxes are the higher of taxes computed at a 35% rate on regular taxable income or taxes computed at a 20% rate on alternative minimum taxable income, adjusted for any consolidated benefits allocated to the subsidiaries.

Deferred income taxes are recognized for the federal and state tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

We file separate company state tax returns or are included in unitary state returns, where applicable. State income taxes are allocated to state group members based on a tax allocation agreement for unitary jurisdictions and directly allocated for separate jurisdictions.

(f) New accounting pronouncements

During 2016, we adopted the following Accounting Standards Updates (ASUs) to the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or Codification):

- ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*;
- ASU 2017-03, *Accounting Changes and Error Corrections and Investments - Equity Method and Joint Ventures: Amendments to SEC Paragraphs Pursuant to Staff Announcements at the September 22, 2016 and November 17, 2016 EITF Meetings.*

Information about these accounting updates is described in more detail below.

ASU 2014-15 requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity's ability to continue as a going concern within one year after the date that the financial statements are issued. The ASU was adopted on December 31, 2016.

ASU 2017-03 adds paragraph 250-10-S99-6 which includes the text of "SEC Staff Announcement: Disclosure of the Impact That Recently Issued Accounting Standards Will Have on the Financial Statements of a Registrant When Such Standards Are Adopted in a Future Period (in accordance with Staff Accounting Bulletin [SAB] Topic 11.M)." This announcement applies to ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606); ASU No. 2016-02, Leases (Topic 842); and ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326):*

(Dollars in thousands)

Measurement of Credit Losses on Financial Instruments, and subsequent amendments. This ASU is effective upon issuance. The ASU was adopted on December 31, 2016.

(g) New accounting pronouncements issued but not yet effective

The following accounting updates to the FASB Codification have been issued but are not yet effective for us:

- ASU 2016-02, *Leases*;
- ASU 2016-13, *Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments*;
- ASU 2016-15, *Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments*;
- ASU 2016-16, *Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory*;

ASU 2016-02 creates new Topic 842, *Leases*. Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, *Revenue from Contracts with Customers*. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. The ASU is effective for annual reporting periods beginning after December 15, 2018, including interim reporting periods within that reporting period. We continue to evaluate the impact of the ASU and available adoption methods. We are in the diagnostic phase of our evaluation, which includes the application of new requirements in the ASU to sample lease agreements and the formulation of plans to modify current accounting policies and expand financial statement disclosures as needed. The financial impact of adopting the ASU is yet to be determined. Implementation efforts for the ASU are on target for adoption by the effective date.

ASU 2016-13 requires enhanced financial statement disclosures and introduces a new impairment model for financial instruments based on historical experience, current conditions and supportable forecasts. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 (i.e., January 1, 2020, for calendar year entities). Early adoption within certain parameters is permitted. We continue to evaluate the impact of the ASU and available adoption methods. The financial impact of adopting the ASU is yet to be determined. Planning and initial implementation efforts for the ASU are on target for adoption at the effective dates above.

ASU 2016-15 provides cash flow statement classification guidance in various areas including distributions received from equity method investees and beneficial interests in securitization transactions. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early application is permitted, including adoption in an interim period. We continue to evaluate the impact of the ASU and available adoption methods.

ASU 2016-16 improves the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption within certain parameters is permitted. We will early adopt this ASU effective January 1, 2017.

(3) Transactions with related parties

(a) Receivable from and payable to related parties

We have contracted for certain services from USAA and certain of its subsidiaries, such as rental of office space, utilities, mail processing, data processing, printing, salaries, employee benefits, and corporate staffing services. Accordingly, we pay for these various services and amounts owed are included in *Payable to related parties*. The contracted services and allocations are based upon various formulas or agreements. Amounts are settled monthly.

We have entered into an intercompany agreement with FAI, and USAA Financial Planning Services Insurance Agency, Inc. (FPS), covering broker-dealer and mutual fund services rendered by FAI and FPS for us. Additionally, we have entered into a referral services agreement with FAI and FPS, covering services rendered on behalf of our UMP program. Under the terms of the agreements, we engaged FAI and FPS to perform the functions traditionally associated with the selling and servicing of our products; e.g., customer contact center and sales management. The fees charged for these services are actual expenses paid. Amounts are settled monthly.

Some of the expenses allocated to and paid by IMCO for services performed by USAA and its affiliates are for the benefit of USAA Asset Management Company (AMCO), an affiliated, registered investment adviser, and our affiliated mutual fund transfer agent, USAA Transfer Agency Company doing business as USAA Shareholder Account Services (SAS). IMCO has entered into a services and cost allocation agreement with AMCO and SAS whereby they agree to reimburse IMCO for expenses paid on their behalf. Amounts are settled monthly.

We provide certain administrative and record keeping services related to brokerage sweep agreements with the USAA Federal Savings Bank (FSB), an affiliated company, and SAS. Amounts are settled monthly.

We also provide and receive services pursuant to various service fee agreements with the FSB. Amounts are settled monthly.

We have entered into a Selected Dealer agreement with AMCO. Under the terms of the agreement AMCO pays IMCO for its distribution and servicing, with respect to its brokerage accounts that hold shares of USAA mutual funds. Amounts are settled monthly.

Activities under the SCA among us, FAI, and NFS included performing account opening and administration and taking customer securities orders for clearance and settlement. FAI bills us for these activities under the provisions of a reimbursement agreement. Amounts are settled monthly.

(Dollars in thousands)

Under the terms of an intercompany funding agreement, we have the ability to borrow up to $500,000 from CAPCO. Borrowings under CAPCO's intercompany funding agreement are made for short-term liquidity purposes. There were no borrowings during 2016.

(b) Employee benefit plans

Defined benefit pension plan

Employees, who were hired before June 1, 2007, are covered under a defined benefit pension plan administered by USAA which is accounted for on a group basis. The benefits are determined based on years of service and the employee's final average pay as defined in the plan. Substantially all of our employees who were at least 45 years of age with five or more years of service by August 31, 2007 will receive an additional age–and-service-based defined benefit until August 31, 2017.

Postretirement benefits plan

Substantially all employees hired prior to January 1, 2016, will become eligible for certain medical and life insurance benefits provided for retired employees under a plan administered by USAA if they meet minimum age and service requirements and retire while working for us.

Defined contribution plan

Substantially all of our employees are eligible to participate in USAA's defined contribution plan. New participants are automatically enrolled with a contribution rate of 8% but can subsequently opt out or adjust the contribution rate. We match participant contributions dollar for dollar up to a maximum of 8% of a participant's compensation. Participants fully vest in our matching contributions after two years of vesting service.

USAA also provides another defined contribution benefit, Retirement Plus, which is available to substantially all of our employees. Retirement Plus is an age-based contribution which ranges from 3% to 9% of annual pay. The contribution is deposited into each participant's retirement account annually, provided USAA meets or exceeds its overall performance targets. These contributions are managed by the participants. The contributions become 20% vested upon the participant's completion of two years of vesting service and increase 20% each year such that the participant's new retirement benefit shall be 100% vested upon the completion of six years of vesting service.

(4) Fair value

FASB guidance on fair value measurements establishes a three-level valuation hierarchy for disclosure of assets and liabilities measured at fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets and liabilities that can be accessed at the measurement date.

(Dollars in thousands)

- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly. We do not currently have any material financial instruments utilizing Level 2 inputs.

- Level 3 – Inputs to the valuation methodology are unobservable for the asset or liability. We do not currently have any material financial instruments utilizing Level 3 inputs.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the financial instruments carried at fair value as of December 31, 2016, by caption on the Statement of Financial Condition and by valuation hierarchy.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total carrying value at December 31, 2016
Cash and cash equivalents:				
Money market fund	$ 20	$ —	$ —	$ 20
Other assets:				
Securities owned	70	—	—	70
Total assets at fair value	90	—	—	90
Liabilities:				
Securities sold, not yet purchased	3	—	—	3
Total liabilities at fair value	$ 3	$ —	$ —	$ 3

Level 1 Analysis

Included in Level 1 are highly liquid financial instruments such as equities listed in active markets and mutual funds. As quoted prices are available in an active market, these securities are classified in Level 1 of the valuation hierarchy.

Receivables from and payables to clearing organization and receivables from and payables to related parties are presented in the Statement of Financial Condition at contract amounts, which approximate fair value. The contract amounts approximate fair value due to the short-term duration. For all other financial assets and liabilities, carrying value approximates fair value due to their short-term nature.

(Dollars in thousands)

(5) Software and equipment

Software and equipment at December 31, 2016 are summarized below.

Capitalized software	$ 93,028
Equipment	76
Total	93,104
Less accumulated depreciation and amortization	54,462
Software and equipment, net	$ 38,642

(6) Income taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2016 are presented below:

Deferred tax assets:	
Accrued bonus	$ 3,392
Accrued expenses	1,160
Other	119
Total gross deferred tax assets	4,671
Deferred tax liabilities:	
Depreciable assets and software	8,786
State income taxes, net of federal income taxes	176
Total gross deferred tax liabilities	8,962
Deferred income tax liability, net	$ (4,291)

Management believes the gross deferred tax assets are more likely-than-not to be realized based on the expectation that such benefits will be utilized in future consolidated tax returns of the USAA group.

Our Statement of Financial Condition includes the following income tax receivable and payable amounts:

Income tax receivable (payable):	Federal	State	Total
Current income tax receivable, net	$ (178)	$ 317	$ 139
Deferred income tax payable, net	(4,020)	(271)	(4,291)
Total income tax (payable) receivable	$ (4,198)	$ 46	$ (4,152)

(Dollars in thousands)

Due to various tax authority developments in 2016, we have reassessed our uncertain tax positions and, as of December 31, 2016, the balance of unrecognized tax benefits remains zero. Changes in the unrecognized tax benefits occur on a regular basis due to tax return examinations and settlements that are concluded, statutes of limitations that expire, and court decisions that are issued that interpret tax law. There are no positions involving taxability in certain tax jurisdictions and timing of certain tax deductions for which it is reasonably possible that the total amount of unrecognized tax benefits for uncertain tax positions will significantly decrease within twelve months. At December 31, 2016, no range exists for potential decreases in the liability for uncertain tax positions due to resolution with tax authorities, as the balance of unrecognized tax benefits remains zero.

For 2016, the total amount of interest payable for uncertain tax positions recognized in the Statement of Financial Condition is $0. There are no penalties payable recognized in the Statement of Financial Condition.

Generally, the 2010 through 2016 tax years remain subject to examination.

(7) Net capital

We are subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. We have elected to use the alternative method permitted by the rule, which requires that we maintain minimum net capital, as defined, of $250. At December 31, 2016, our net capital was $52,925, which was $52,675 in excess of our minimum net capital requirement of $250.

Advances to related parties, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. No such notifications were required in 2016.

(8) Commitments and contingencies

IMCO is party to various lawsuits and claims generally incidental to our business. The ultimate disposition of these matters is not expected to have a significant adverse effect on our financial position.

Additionally, pursuant to the FDCA with NFS, IMCO may be responsible for non-payment by customers resulting from the execution of various securities transactions. These activities may expose us to off-balance sheet credit and market risks in the event the customer is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

(9) Subsequent events

Events occurring after December 31, 2016 have been evaluated for possible adjustment to the Statement of Financial Condition or disclosure.